EXHIBIT 2

Annex A

Open Market Purchases

Trade Date	Common Stock	Price per Common Stock
August 6, 2025	100,000	$21.45
August 6, 2025	50,000	$21.42
August 7, 2025	200,000	$21.12
August 7, 2025	200,000	$20.82
August 7, 2025	150,000	$20.91
August 11, 2025	250,000	$20.72
August 11, 2025	250,000	$20.65
August 11, 2025	400,000	$20.73
August 12, 2025	516,771	$21.46
August 13, 2025	100,000	$22.31
August 13, 2025	129,391	$22.54